Via Facsimile and U.S. Mail
Mail Stop 6010

April 12, 2006

Mr. Bruce Mogel
Chief Executive Officer
Integrated Healthcare Holdings, Inc.
695 Town Center Drive
Suite 260
Costa Mesa, CA 92626

      Re: **Integrated Healthcare Holdings, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2004
              File No. 0-23511

Dear Mr. Mogel:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

                        Sincerely,

                        Kevin Woody
                        Branch Chief